UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Adaptimmune Therapeutics Plc

(Name of Issuer)

Ordinary Shares, £.001 par value per share

(Title of Class of Securities)

00653A107

(CUSIP Number)

Louis S. Citron, Esq.

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00653A107	13D	Page 2 of 27 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 14, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 102,478,672 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 102,478,672 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,478,672 shares[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

__________________

1 Includes only shares directly held by the Funds. The Funds may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 00653A107	13D	Page 3 of 27 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 14, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 102,478,672 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 102,478,672 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,478,672 shares[2]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

__________________

2 Includes only shares directly held by the Funds. The Funds may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 00653A107	13D	Page 4 of 27 Pages

1.	NAMES OF REPORTING PERSONS. NEA 14 GP, LTD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 102,478,672 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 102,478,672 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,478,672 shares[3]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

__________________

3 Includes only shares directly held by the Funds. The Funds may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 00653A107	13D	Page 5 of 27 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 16, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 102,478,672 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 102,478,672 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,478,672 shares[4]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

__________________

4 Includes only shares directly held by the Funds. The Funds may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 00653A107	13D	Page 6 of 27 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 16, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 102,478,672 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 102,478,672 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,478,672 shares[5]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

__________________

5 Includes only shares directly held by the Funds. The Funds may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 00653A107	13D	Page 7 of 27 Pages

1.	NAMES OF REPORTING PERSONS. NEA 16 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 102,478,672 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 102,478,672 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,478,672 shares[6]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14.	TYPE OF REPORTING PERSON (see instructions) OO

__________________

6 Includes only shares directly held by the Funds. The Funds may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 00653A107	13D	Page 8 of 27 Pages

1.	NAMES OF REPORTING PERSONS. Forest Baskett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 102,478,672 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 102,478,672 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,478,672 shares[7]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

__________________

7 Includes only shares directly held by the Funds. The Funds may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 00653A107	13D	Page 9 of 27 Pages

1.	NAMES OF REPORTING PERSONS. Ali Behbahani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 19,500,000 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 19,500,000 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,500,000 shares[8]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

__________________

8 Includes only shares directly held by the Funds. The Funds may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 00653A107	13D	Page 10 of 27 Pages

1.	NAMES OF REPORTING PERSONS. Carmen Chang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 19,500,000 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 19,500,000 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,500,000 shares[9]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

__________________

9 Includes only shares directly held by the Funds. The Funds may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 00653A107	13D	Page 11 of 27 Pages

1.	NAMES OF REPORTING PERSONS. Anthony A. Florence, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 102,478,672 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 102,478,672 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,478,672 shares[10]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

__________________

10 Includes only shares directly held by the Funds. The Funds may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 00653A107	13D	Page 12 of 27 Pages

1.	NAMES OF REPORTING PERSONS. Patrick J. Kerins
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 82,978,672 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 82,978,672 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,978,672 shares[11]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

__________________

11 Includes only shares directly held by the Funds. The Funds may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 00653A107	13D	Page 13 of 27 Pages

1.	NAMES OF REPORTING PERSONS. Mohamad H. Makhzoumi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 19,500,000 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 19,500,000 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,500,000 shares[12]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

__________________

12 Includes only shares directly held by the Funds. The Funds may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 00653A107	13D	Page 14 of 27 Pages

1.	NAMES OF REPORTING PERSONS. Scott D. Sandell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 102,478,672 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 102,478,672 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,478,672 shares[13]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

__________________

13 Includes only shares directly held by the Funds. The Funds may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 00653A107	13D	Page 15 of 27 Pages

1.	NAMES OF REPORTING PERSONS. Peter W. Sonsini
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 102,478,672 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 102,478,672 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,478,672 shares[14]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

__________________

14 Includes only shares directly held by the Funds. The Funds may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. See Item 4 and Item 5.

CUSIP No. 00653A107	13D	Page 16 of 27 Pages

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D amends the Schedule 13D originally filed on September 17, 2018, and relates to the ordinary shares, £.001 par value (the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (the “ADS”), with each ADS representing six Ordinary Shares, of Adaptimmune Therapeutics Plc (the “Issuer”) having its principal executive office at 60 Jubilee Avenue, Milton Park, Abingdon, Oxfordshire OX14 4RY, United Kingdom.

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 2. Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 14, L.P. (“NEA 14”) and New Enterprise Associates 16, L.P. (“NEA 16” and collectively with NEA 14, the “Funds”);

(b) NEA Partners 14, L.P. (“NEA Partners 14”), which is the sole general partner of NEA 14; NEA Partners 16, L.P. (“NEA Partners 16” and collectively with NEA Partners 14, the “GPLPs”), which is the sole general partner of NEA 16; NEA 14 GP, LTD (“NEA 14 GP”), which is the sole general partner of NEA Partners 14; and NEA 16 GP, LLC (“NEA 16 GP” and, collectively with the GPLPs and NEA 14 GP, the “Control Entities”), which is the sole general partner of NEA Partners 16;

(c) Forest Baskett (“Baskett”), Ali Behbahani (“Behbahani”), Carmen Chang (“Chang”), Anthony A. Florence, Jr. (“Florence”), Patrick J. Kerins (“Kerins”), Mohamad H. Makhzoumi (“Makhzoumi”), Scott D. Sandell (“Sandell”), and Peter W. Sonsini (“Sonsini”) (together, the “Managers”) and Peter J. Barris (“Barris”) Joshua Makower (“Makower”), David M. Mott (“Mott”) and Ravi Viswanathan (“Viswanathan”).

Baskett, Florence, Sandell, and Sonsini (the “Dual Managers”) are directors of NEA 14 GP and managers of NEA 16 GP. Kerins is a director of NEA 14 GP (the “NEA 14 Director”). Behbahani, Chang, and Makhzoumi are managers of NEA 16 GP (the “NEA 16 Managers”).

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of the Funds, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Behbahani is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815. The address of the principal business office of Baskett, Chang, Makhzoumi and Sonsini is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10001.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of NEA 14 and NEA Partners 14 is a Cayman Islands exempted limited partnership. NEA 14 GP is a Cayman Islands exempted company. Each of NEA 16 and NEA Partners 16 is a Delaware limited partnership. NEA 16 GP is a limited liability company organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

CUSIP No. 00653A107	13D	Page 17 of 27 Pages

Item 3. Source and Amount of Funds or Other Consideration.

On January 20, 2020, NEA 16 completed a public purchase from unaffiliated third parties on the open market (the “Purchase”), whereby NEA 16 purchased 1,250,000 ADS representing 7,500,000 Ordinary Shares for an aggregate purchase price of $5,000,000. Prior to the Purchase NEA 16 held 2,000,000 ADSs representing 12,000,000 Ordinary Shares. After the Purchase GEO held 3,250,000 ADSs representing 19,500,000 Ordinary Shares.

The working capital of NEA 16 was the source of the funds for the purchase of the Securities. No part of the purchase price of the Securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Securities.

Item 4. Purpose of Transaction.

On March 5, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TCR2 Therapeutics Inc., a Delaware corporation ("TCR2") and CM Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Merger Sub"), relating to, among other things, the merger of TCR2 with the Merger Sub, with TCR2 surviving as a wholly owned subsidiary of the Issuer. In connection with the Merger Agreement, the Funds and certain other stock holders (each a “Stockholder” and together, the “Stockholders”) entered into a voting and support agreement (the “Voting Agreement”) with the Issuer and TCR2 pursuant to which each Stockholder agreed, among other things, and subject to the terms and conditions of the Voting Agreement, (i) vote their shares in favor of the Merger Agreement and the Merger and (ii) to certain other restrictions on its ability to take actions with respect to the Issuer and the Ordinary Shares. Subject to certain exceptions, the Voting Agreement prohibits transfers by the Stockholders of any of their Ordinary Shares prior to the termination of the Voting Agreement and certain other actions that would impair the ability of the Stockholders to fulfill their obligations under the Voting Agreement. The Voting Agreement will automatically terminate upon certain events, including the termination of the Merger Agreement. The foregoing descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of such agreements. The Merger Agreement and Voting Agreement are included as Exhibit 2.1 and Exhibit 10.2 respectively, of the Issuer’s Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on March 6, 2023 and are incorporated herein by reference.

Collectively, the Funds now hold a total of 17,079,778 ADSs representing 102,478,668 Ordinary Shares and 4 Ordinary Shares, totaling 102,478,672 Ordinary Shares (the “Firm Shares”). As a result of the Voting Agreement, the Reporting Persons may be deemed to be members of a “group” with the parties to the Voting Agreement.15

Subject to the terms of the Voting Agreement and depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Funds and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

15 See the Schedule 13D or 13G (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D or 13G previously filed by any other Stockholder has occurred) filed, or that the Reporting Persons anticipate will be filed, separately by each Stockholder, which includes, or will include, information regarding the other Stockholder’s jurisdiction of organization, principal business and address of principal office.

CUSIP No. 00653A107	13D	Page 18 of 27 Pages

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	NEA 14 is the record owner of the NEA 14 Shares. As the general partner of NEA 14, NEA Partners 14 may be deemed to own beneficially the NEA 14 Shares. As the sole general partner of NEA Partners 14, NEA 14 GP may be deemed to own beneficially the NEA 14 Shares. As directors of NEA 14 GP each of the Dual Managers and the NEA 14 Director may be deemed to own beneficially the NEA 14 Shares.

NEA 16 is the record owner of the NEA 16 Shares. As the general partner of NEA 16, NEA Partners 16 may be deemed to own beneficially the NEA 16 Shares. As the sole general partner of NEA Partners 16, NEA 16 GP may be deemed to own beneficially the NEA 16 Shares. As members of NEA 16 GP, each of the Dual Managers and the NEA 16 Managers may be deemed to own beneficially the NEA 16 Shares.

By virtue of their relationship as affiliated entities, whose controlling entities have substantially overlapping individual controlling persons, each of the Funds and the Control Entities may be deemed to share the power to direct the disposition and vote of the Firm Shares.

Each Reporting Person disclaims beneficial ownership of the Firm Shares and the shares held by the other Stockholders other than those shares which such person owns of record.

The percentage of outstanding Ordinary Shares of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated for each Reporting Person based on the 991,831,158 Ordinary Shares reported by the Issuer to be outstanding as of March 3, 2023, on the Issuer’s Form 10-K filed with the SEC on March 6, 2023.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

CUSIP No. 00653A107	13D	Page 19 of 27 Pages

(c)	Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)	Barris, Mott and Viswanathan have ceased to beneficially own five percent (5%) or more of the Issuer’s Common Stock as a result of ceasing to be directors of NEA 14 LTD and managers of NEA 16 GP. Makower has ceased to beneficially own five percent (5%) or more of the Issuer’s Common Stock as a result of ceasing to be a manager of NEA 16 GP.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Item 4 is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 00653A107	13D	Page 20 of 27 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 30th day of March, 2023.

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P. General Partner

By:	NEA 14 GP, LTD General Partner

  By:          *

 Scott D. Sandell

 Director

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD General Partner

By:          *

Scott D. Sandell

Director

NEA 14 GP, LTD

By:          *

Scott D. Sandell

Director

CUSIP No. 00653A107	13D	Page 21 of 27 Pages

                 *

Peter J. Barris

                 *

Forest Baskett

                 *

Patrick J. Kerins

                 *

Anthony A. Florence, Jr.

                 *

David M. Mott

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Ravi Viswanathan

NEW ENTERPRISE ASSOCIATES 16, L.P.

By:	NEA PARTNERS 16, L.P. General Partner

By:	NEA 16 GP, LLC General Partner

  By:          *

 Scott D. Sandell

 Chief Executive Officer

NEA PARTNERS 16, L.P.

By:	NEA 16 GP, LLC General Partner

By:          *

Scott D. Sandell

Chief Executive Officer

NEA 16 GP, LLC

By:          *

Scott D. Sandell

Chief Executive Officer

CUSIP No. 00653A107	13D	Page 22 of 27 Pages

                 *

Peter J. Barris

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Joshua Makower

                 *

David M. Mott

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Ravi Viswanathan

*/s/ Louis S. Citron

Louis S. Citron

As attorney-in-fact

This Amendment No. 1 to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 00653A107	13D	Page 23 of 27 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Adaptimmune Therapeutics Plc.

EXECUTED this 30th day of March, 2023.

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P. General Partner

By:	NEA 14 GP, LTD General Partner

  By:          *

 Scott D. Sandell

 Director

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD General Partner

By:          *

Scott D. Sandell

Director

NEA 14 GP, LTD

By:          *

Scott D. Sandell

Director

CUSIP No. 00653A107	13D	Page 24 of 27 Pages

                 *

Peter J. Barris

                 *

Forest Baskett

                 *

Patrick J. Kerins

                 *

Anthony A. Florence, Jr.

                 *

David M. Mott

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Ravi Viswanathan

NEW ENTERPRISE ASSOCIATES 16, L.P.

By:	NEA PARTNERS 16, L.P. General Partner

By:	NEA 16 GP, LLC General Partner

  By:          *

 Scott D. Sandell

 Chief Executive Officer

NEA PARTNERS 16, L.P.

By:	NEA 16 GP, LLC General Partner

By:          *

Scott D. Sandell

Chief Executive Officer

NEA 16 GP, LLC

By:          *

Scott D. Sandell

Chief Executive Officer

CUSIP No. 00653A107	13D	Page 25 of 27 Pages

                 *

Peter J. Barris

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Joshua Makower

                 *

David M. Mott

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Ravi Viswanathan

*/s/ Louis S. Citron

Louis S. Citron

As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 00653A107	13D	Page 26 of 27 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett

M. James Barrett

/s/ Peter J. Barris

Peter J. Barris

/s/ Forest Baskett

Forest Baskett

/s/ Ali Behbahani

Ali Behbahani

/s/ Colin Bryant

Colin Bryant

/s/ Carmen Chang

Carmen Chang

/s/ Anthony A. Florence, Jr.

Anthony A. Florence, Jr.

/s/ Carol G. Gallagher

Carol G. Gallagher

/s/ Dayna Grayson

Dayna Grayson

/s/ Patrick J. Kerins

Patrick J. Kerins

/s/ P. Justin Klein

P. Justin Klein

CUSIP No. 00653A107	13D	Page 27 of 27 Pages

/s/ Vanessa Larco

Vanessa Larco

/s/ Joshua Makower

Joshua Makower

/s/ Mohamad H. Makhzoumi

Mohamad H. Makhzoumi

/s/ Edward T. Mathers

Edward T. Mathers

/s/ David M. Mott

David M. Mott

/s/ Sara M. Nayeem

Sara M. Nayeem

/s/ Jason R. Nunn

Jason R. Nunn

/s/ Gregory Papadopoulos

Gregory Papadopoulos

/s/ Chetan Puttagunta

Chetan Puttagunta

/s/ Jon Sakoda

Jon Sakoda

/s/ Scott D. Sandell

Scott D. Sandell

/s/ A. Brooke Seawell

A. Brooke Seawell

/s/ Peter W. Sonsini

Peter W. Sonsini

/s/ Melissa Taunton

Melissa Taunton

/s/ Frank M. Torti

Frank M. Torti

/s/ Ravi Viswanathan

Ravi Viswanathan

/s/ Paul E. Walker

Paul E. Walker

/s/ Rick Yang

Rick Yang